LG HOLDING CORPORATION
1840 Gateway Drive, Suite 200 Foster City, CA 94404

INFORMATION STATEMENT
PURSUANT TO
SECTION 14(f) OF THE SECURITIES EXCHANGE
ACT OF 1934 AND RULE 14f-1 THEREUNDER

INTRODUCTION

This Information Statement is being mailed on or about July 27, 2009 to the holders of record at the close of business July 20, 1009 (the “Record Date”) of common stock, par value $0.001 per share (“Common Stock”) of LG Holding Corporation, a Colorado corporation (the “Company”), in connection with the change of control and composition of the Board of Directors of the Company (the “Board of Directors”) in accordance with the terms of that certain Agreement of Merger and Plan of Reorganization among the Company, LG Acquisition Corp. and Mikojo Incorporated dated as of July 20, 2009. The transactions  were consummated on July 20, 2009 (the “Closing Date”).

This Information Statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934 (the “Exchange Act”) and Rule 14f-1 promulgated thereunder. This Information Statement is being provided solely for informational purposes and not in connection with a vote of the Company’s shareholders.

The Company filed a current report on Form 8-K with the U.S. Securities and Exchange Commission on July 24, 2009 which included details of the merger transaction..

WE ARE NOT SOLICITING YOUR PROXY. NO VOTE OR OTHER ACTION BY THE COMPANY’S SHAREHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT.

CHANGE OF CONTROL

On July 20, 2009, LG Holding Corporation, a Colorado corporation (“LG”), LG Acquisition Corporation, a Colorado corporation and newly-formed wholly-owned subsidiary of LG (“Merger Sub”), and Mikojo Incorporated, a Delaware corporation, (“Mikojo”) entered into a merger agreement (the “Merger Agreement”) whereby Merger Sub merged with and into Mikojo (the “Merger”), with Mikojo remaining as the surviving corporation.  In connection with the Merger, the stockholders of Mikojo exchanged all of their Mikojo stock for a total of 26,000,000 shares of common stock of LG.  Immediately prior to the Merger, certain existing shareholders of LG tendered a total of 29,360,000 shares of LG’s common stock to the company for cancellation, leaving 1,530,600 issued and outstanding LG common shares including 1,000,000 shares of Common Stock which were escrowed pursuant to the promissory notes issued by the Company.  As a result, following the Merger LG had 27,530,600 shares of its common stock issued and outstanding, of which approximately 97% were held by the former shareholders of Mikojo. Following the closing of the Merger, LG’s name will be changed to Mikojo Incorporated  This transaction resulted in a change of control of the Company.

Pursuant to the terms of the Merger Agreement, the Company accepted the resignation of the current officers and directors of the Company and agreed to cause the James E. Cates to be elected to the Company’s Board of Directors with immediate effect.  The resignations of Allan Reeh and Jay Dee Wright as directors of the Company were delayed and will become effective on the 10th day following the mailing of this information statement to the stockholders of the Company and the filing of same with the Securities and Exchange Commission (the “Effective Date”).  Further, it was agreed that Adam Nettlefold, Timothy Neher and Daniel Benton would be appointed as additional directors of the Company as of the Effective Date,

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information with respect to the beneficial ownership of the Company’s equity securities immediately before and after the closing of the merger transaction by:

•	each shareholder known by the Company to be the beneficial owner of more than 5% of the Company’s outstanding securities prior to or immediately after the closing of the merger transaction;

•	each current director and each person that will become a director following the closing of the merger transaction described above;

•	each of the named executive officers of the Company listed in the table under the caption “Executive Compensation”;

•	all current directors and executive officers as a group; and

•	all directors and executive officers as a group following the closing of the merger transaction.

	Before Closing of the Merger (2)		After Closing of the Merger (3)
Name, Position and Address of Beneficial Owner (1)	Amount and Nature of Beneficial Ownership	Percent of Common Stock	Amount and Nature of Beneficial Ownership	Percent of Common Stock

Accelerated Venture Partners, LLC.	0	0%	10,880,816	39.52%
1840 Gateway Drive, Suite 200
Foster City, CA 94404

Timothy Neher, (4) Treasurer and Director	0	0%	10,880,816	39.52%
1840 Gateway Drive, Suite 200
Foster City, CA 94404

James Cates, President, Secretary, Director	0	0%	756,168	2.75%
550 Moreland Way, # 1210
Santa Clara, CA 95054

Computing Services Support Solutions, Inc.	0	0%	2,663,016	9.67%
5777 W. Century Blvd, Suite 1185
Los Angeles, CA 90045

Adam John Nettlefold, COO and Director	0	0%	5,634,000	20.46%
Unit 7/16 Markeri Street
Mermaid Beach, QLD, Australia

Daniel Benton, Director	0	0%	900,000	3.27%
All officers and directors as Unit 7/16 Markeri Street
Mermaid Beach, QLD, Australia

Dr. K. Narayanaswamy, (5) CTO	0	0%	2,663,016	9.67%
5777 W. Century Blvd, Suite 1185
Los Angeles, CA 90045

Allan Reeh, Director	26,802,000	89.67%	453,834	1.65%
3413 S. Ammons Street, #22-6
Lakewood, CO 80227

Jay Dee Wright, Director	26,000	*	26,000	*
3413 S. Ammons Street, #22-6
Lakewood, CO 80227

* less than 1%

___________________.

(1)
Beneficial Ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Each of the beneficial owners listed above has direct ownership of and sole voting power and investment power with respect to the shares of our common stock.

(2)
A total of 29,891,100 shares of Company common stock are considered to be outstanding pursuant to SEC Rule 13d-3(d)(1).  For each Beneficial Owner above, any options exercisable within 60 days have been included in the denominator.

(3) (4) (5)
Based on 27,530,600 shares of the Company’s Common Stock that are outstanding after the consummation of the Merger.

Timothy Neher is the managing member of Accelerated Venture Partners, LLC

Dr. K Narayanaswamy is the beneficial owner of Computing Services Support Solutions, Inc.

CHANGES TO THE BOARD OF DIRECTORS

Upon the completion of the Merger transaction, the Company accepted the resignation of the current officers and directors of the Company and agreed to cause the James E. Cates to be elected to the Company’s Board of Directors with immediate effect.  The resignations of Allan Reeh and Jay Dee Wright as directors of the Company were delayed and will become effective on the Effective Date.  Further, it was agreed that Adam Nettlefold, Timothy Neher and Daniel Benton would be appointed as additional directors of the Company as of the Effective Date,

To the best of the Company’s knowledge, the incoming directors are not currently a director of the Company, do not hold any position with the Company nor have been involved in any transactions with the Company or any of its directors, executive officers, affiliates or associates that are required to be disclosed pursuant to the rules and regulations of the SEC. To the best of the Company’s knowledge, none of the officers or incoming or existing directors of the Company has been the subject of any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time, been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offenses), been subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting such person’s involvement in any type of business, securities or banking activities or been found by a court of competent jurisdiction (in a civil action), the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

DIRECTORS AND EXECUTIVE OFFICERS

The name of the current officers and directors of the Company and the incoming directors and officers, as well as certain information about them are set forth below:

Name	Age	Positions and Offices Held

Allan Reeh	34	Director

Jay Dee Wright James Cates Timothy Neher Adam John Nettlefold Daniel Benton Dr. K. Narayanaswamy	34 63 43 26 34 53
Director

President, Chief Executive Officer, Secretary, Director

Chief Financial Officer, Treasurer, Director designee

Chief Operating Officer, Director designee

Director designee

Chief Technology Officer

         Our Directors will serve in such capacity until our next annual meeting of shareholders and until their successors have been elected and qualified. The officers serve at the discretion of our Directors. Neither Director is related to the other. There are no arrangements or other understandings between any of our directors or officers or any other person pursuant to which any officer or director was or is to be selected as an officer or director. None of our Directors can be considered to be independent.

Allan Reeh has been our President, Treasurer and a Director since our inception. He resigned his officer positions effective July 20, 2009 and his director position as of the Effective Date.  He began No Worries Managed Network Services in August, 2006. Prior to that time, he worked as an information technology technician for Stareon Solutions Group for more than five years. Mr. Reeh has a diploma from Kennedy High School in Denver, Colorado.

Jay Dee Wright has been our Secretary and a Director since our inception. He resigned his officer positions effective July 20, 2009 and his director position as of the Effective Date.  He currently works as a corporate tax accountant for St. Mary Land & Exploration Company, a natural resources company, and has been with this organization since 2005.  Prior to that time, he was with Knowledge Learning Corporation as a regional field accounting representative from 2003 to 2005. From 2000 to 2003, he was an information technology technician for Stareon Solutions Group. He graduated with a BA in Business Finance from the University of Colorado at Denver.

James Cates has been President and Chief Executive Officer, Secretary and a Director of Mikojo Incorporated since 2009.  He has a 30-year career as a high-level executive in software technology companies.  He has a track record of successfully leading large and small software companies in fulfilling their technology and business missions, and aligning business needs with technology investments.  He holds an M.S. Degree in Computer Science from Ohio State University, and is the co-author of two books: "Climbing the Ladder of Business Intelligence" and "CIO Wisdom".  He has worked at key executive positions in some of America's best known technology companies, including IBM, Silicon Graphics, Synopsys, and Altera.  At IBM, he managed many development projects in the areas of high level languages, Data Dictionaries and Data Base Systems including the first release of DB2 with SQL. He was responsible for defining the I/S strategic direction, architecture strategy, and technology utilization strategy for IBM United States and parts of IBM World Trade. At Silicon Graphics, he was responsible for defining and implementing World Wide Information System strategy, with oversight over fourteen decentralized Business Units.  At Synopsys , he was VP, CIO and Chief Quality Officer, with responsibilities for strategy, budget, and implementation of Worldwide Information Management.

Adam Nettlefold has been Chief Operating Officer and a Director of Mikojo Incorporated since 2009.  He holds a degree in Commerce/Law from Deakin University, Melbourne, Australia and holds a Diploma of Commerce from Melbourne Institute of Business & Technology. Adam founded Mikojo (Aust) in 2007 and grew the company to profitability in less than 12 months. He also co-founded Ikojo.com, an Online Advertising Network start-up. Prior to that he was employed by Google Australia.

Timothy J. Neher has been Chief Financial Officer, Treasurer and a Director of Mikojo Incorporated since 2009.  Mr. Neher is the founding partner of Accelerated Venture Partners, a venture capital firm based in Foster City, California, and has over ten years of experience an a merchant banker in connection with the provision of debt and equity financing, mergers and public offering transactions. Prior to founding Accelerated Venture Partners, Internet Card Present Industries, Pinpointed Solutions and Ipaypod, Timothy was Chairman and CEO of Wherify Wireless, a public company.  Other past experience includes roles as VP of Marketing & Sales for CTH Consumer Plastics and VP of Operations for Windy City Product Development.

Daniel Benton has been a director of Mikojo Incorporated since 2009.  He completed a Bachelor of Applied Science Biochemistry Swinburne University, Melbourne Australia in 1999.  Immediately thereafter, he moved to Dubai, United Arab Emirates where he worked in the Microbiology Laboratory in the Dubai Equine Hospital and for the Central Veterinary Research Laboratories in Dubai.  In 2004, Mr. Benton returned to Australia and established Benteq Pty Ltd an equine product distribution company.   In July 2008, he joined Mikojo Pty Ltd as head of sales and marketing.

Dr. K. Narayanaswamy has been CTO of Mikojo Inc. since 2009. He completed a PhD in Computer Science from University of Southern California; Swamy has headed up numerous R&D and advanced technology projects.  He has performed leading edge research for projects sponsored by the Defense Advanced Research Projects Agency (DARPA), National Science Foundation (NSF), and the Intelligence Community.  He was one of technical leads behind the development of the TriggerWare™ technology.

LEGAL PROCEEDINGS

The Company’s management knows of no material existing or pending legal proceedings or claims against the Company, nor is the Company involved as a plaintiff in any material proceeding or pending litigation. To the Company’s knowledge, no director, officer or affiliate of the Company, and no owner of record or beneficial owner of more than five percent (5%) of the Company’s securities, or any associate of any such director, officer or security holder is a party adverse to the Company or has a material interest adverse to the Company in reference to pending litigation.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Except with respect to the merger transaction described above, none of the Company’s directors or officers, nor any incoming director, nor any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to the Company’s outstanding shares, nor any of the Company’s promoters, nor any relative or spouse of any of the foregoing persons has any material interest, direct or indirect, in any transaction for the past two years or in any presently proposed transaction to which the Company was or is to be party. None of the Company’s directors or officers, nor any incoming director is indebted to the Company.

BOARD OF DIRECTORS’ MEETINGS AND COMMITTEES

The Company presently does not have an audit committee, compensation committee or nominating committee or committee performing similar functions, as the management of the Company believes that until this point it has been premature at the early stage of the Company’s management and business development to form an audit, compensation or nominating committee. Until these committees are established, these decisions will continue to be made by the Board of Directors. Although the Board of Directors has not established any minimum qualifications for director candidates, when considering potential director candidates, the Board of Directors considers the candidate’s character, judgment, skills and experience in the context of the needs of the Company and the Board of Directors.

The Company does not have an audit committee charter or a charter governing the nominating process. The members of the Board of Directors, who perform the functions of a nominating committee, are not independent because they are also officers of the Company. The determination of independence of directors has been made using the definition of “independent director” contained under Rule 4200(a)(15) of the Rules of National Association of Securities Dealers. There has not been any defined policy or procedure requirements for stockholders to submit recommendations or nomination for directors. The Board of Directors does not believe that a defined policy with regard to the consideration of candidates recommended by stockholders is necessary at this time because, given the early stages of the Company’s development, a specific nominating policy would be premature and of little assistance until the Company’s business operations are at a more advanced level.

Since the end of its fiscal year on January 31, 2009, the Board of Directors have not met for either a regularly scheduled or special meeting but have acted by written on several occasions.

The Board of Directors does not currently provide a process for shareholders to send communications to the Board of Directors because management of the Company believes that until this point it has been premature to develop such processes given the limited liquidity of the common stock of the Company. However, the new management of the Company may establish a process for shareholder communications in the future.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth all compensation awarded to, earned by or paid to the Company’s named executive officers for the fiscal year ended January 31, 2009 including all individuals that served as the Company’s principal executive officer or acting in a similar capacity and the only other executive officer whose compensation exceeded $100,000.

None of our officers or director received or was entitled to receive remuneration in excess of $100,000 for the fiscal year ended January 31, 2009.

SUMMARY COMPENSATION TABLE

Name & Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)

Allan Reeh,	2009	$61,100	-0-	-0-	-0-	-0-	-0-	-0-	$61,100
Chief
Executive
Officer

______________

Compensation of Directors

None of our directors receives any compensation as a result of acting as a director.
Directors of the Company may be reimbursed for any out-of-pocket expenses incurred by them for each regular or special meeting attendance. The Company presently has no pension, health, annuity, insurance or profit sharing plans.

Bonuses and Deferred Compensation

The Company does not have any bonus, deferred compensation or retirement plan. The Company does not have a compensation committee; all decisions regarding compensation are determined by the Board of Directors.

Stock Option and Stock Appreciation Rights

None.

Employment Agreements

1)
On September 23, 2008, LOBIS, Inc. entered into an employment agreement with James Cates to act as the company’s Chief Executive Officer for an “at will” term at a base salary of $350,000 per year, commencing the completion of the company’s first financing.  LOBIS also agreed that senior management of the company would recommend to the company’s board of directors that the company options to Mr. Cates to purchase up to 2,000,000 shares of the company’s common stock pursuant to the terms detailed in the employment agreement.  LOBIS’ obligations under this employment agreement have been assumed by the Company.

2)
On October 6, 2008, LOBIS entered into an employment agreement with Dr. K. Narayanaswamy to act as the company’s Chief Technology Officer for an “at will” term at a base salary of $250,000 per year, commencing the completion of the company’s first financing.  LOBIS also agreed that senior management of the company would recommend to the company’s board of directors that the company options to Dr. Narayanaswamy to purchase up to 1,000,000 shares of the company’s common stock pursuant to the terms detailed in the employment agreement. LOBIS’ obligations under this employment agreement have been assumed by the Company.

3)
On October 6, 2008, LOBIS entered into an employment agreement with Dr. Donald Cohen to act as the company’s Chief Scientist for an “at will” term at a base salary of $250,000 per year, commencing the completion of the company’s first financing.  LOBIS also agreed that senior management of the company would recommend to the company’s board of directors that the company options to Dr. Cohen to purchase up to 1,000,000 shares of the company’s common stock pursuant to the terms detailed in the employment agreement. LOBIS’ obligations under this employment agreement have been assumed by the Company.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act, as amended, requires the Company’s directors and executive officers, and persons who own more than 10% of the Company’s equity securities which are registered pursuant to Section 12 of the Exchange Act, to file with the SEC initial reports of ownership and reports of changes in ownership of equity securities of the Company. Officers, directors and greater than 10% shareholders are required by SEC regulations to furnish the Company with copies of all Section 16(a) reports they file.

Based solely upon a review of the Forms 3, 4 and 5 (and amendments thereto) furnished to the Company since its fiscal year ended January 31, 2009, the Company has determined that the Company’s directors, officers and greater-than-10% beneficial owners complied with all applicable Section 16 filing requirements.

NO STOCKHOLDER ACTION REQUIRED

This Information Statement is being provided for informational purposes only, and does not relate to any meeting of stockholders. Neither applicable securities laws, nor the corporate laws of the State of Colorado require approval of the action described in this Information Statement or any other action contemplated hereby.   No vote or other action is being requested of the Company’s stockholders. This Information Statement is provided for informational purposes only.

This Information Statement has been filed with the Securities and Exchange Commission and is available electronically at www.sec.gov.

The Board of Directors

July 23, 2009